UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )

1347 Property Insurance Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities) 68244P 107
(CUSIP Number)
Joel L. Rubinstein, Esq.
McDermott Will & Emery LLP
340 Madison Avenue
New York, New York 10173-1922
(212) 547-5336
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68244P 107	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Kingsway Financial Services Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,312,537
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,312,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,312,537
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 19.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 68244P 107	SCHEDULE 13D

1	NAME OF REPORTING PERSONS 1347 Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 237,537
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 237,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 237,537
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 3.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 68244P 107	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Mendakota Casualty Company f/k/a Universal Casualty Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 75,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 75,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 68244P 107	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Kingsway America Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,000,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 15.7%
14	TYPE OF REPORTING PERSON CO

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, $0.001 par value per share (the "Common Stock"), of 1347 Property Insurance Holdings, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1511 N. Westshore Blvd., Suite 870, Tampa, FL 33607.

Item 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by Kingsway Financial Services Inc. (“KFSI”), 1347 Advisors LLC (“Advisors”), Mendakota Casualty Company f/k/a Universal Casualty Company (“MCC”), and Kingsway America Inc. (“KAI”) (together, the "Reporting Persons").

(b) The principal business address of the Reporting Persons is 150 Pierce Road, 6th Floor, Itasca, IL 60143.

(c) The principal business of each of the Reporting Persons is as follows:

Name	Principal Business
KFSI	Holding company primarily engaged, through its subsidiaries, in the property and casualty insurance business
Advisors	Insurance industry consultant and advisor.
MCC	Property and casualty insurance business.
KAI	Holding company.

(d) During the last five years, none of the Reporting Persons nor any persons named in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor any persons named in Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) KFSI is a corporation organized under the laws of the Province of Ontario, Canada. Advisors is a Delaware limited liability company. MCC is an Illinois corporation and KAI is a Delaware corporation.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 24, 2015, Advisors, a subsidiary of KFSI, entered into an Agreement to Buyout and Release (the “Buyout Agreement”) between Advisors and the Issuer. The Buyout Agreement terminates a Management Services Agreement (the “MSA”) dated February 11, 2014 between the same parties in which Advisors provided to the Issuer certain services, including forecasting, analysis of capital structure and reinsurance programs, consultation in future restructuring or capital raising transactions, and consultation in corporate development initiatives.

In connection with the Buyout Agreement and in consideration for Advisors agreeing to voluntarily terminate the MSA effective February 24, 2015 pursuant to the Buyout Agreement, Advisors: (i) received $2,000,000 in cash, (ii) received 120,000 shares of the Issuer’s Series B Preferred Shares having a liquidation amount per share equal to $25.00, (iii) received a seven-year warrant (the “Warrant”) to purchase up to 1,500,000 shares of the Common Stock at an exercise price of $15.00 per share, and (iv) entered into a Performance Shares Grant Agreement dated February 24, 2015, with the Issuer, whereby Advisors will be entitled to receive 100,000 shares of the Common Stock from the Issuer if at any time the last sales price of the Common Stock equals or exceeds $10.00 per share for any 20 trading days within any 30-trading day period (collectively, the “Transaction”). The Transaction closed on February 24, 2015.

The Warrant issued to Advisors is immediately exercisable to purchase up to 1,500,000 shares of the Issuer’s common stock at $15.00 per share. Under the terms of the Warrant, the Issuer will not issue any shares of Common Stock issuable upon exercise of the Warrant (the “Warrant Shares”) to the extent that after giving effect to such issuance of Warrant Shares any holder of the Warrant, together with its affiliates, beneficially own or control the right to vote in excess of 19.9% of the Issuer’s total shares of Common Stock outstanding after giving effect to such issuance, unless and until the Issuer obtains stockholder approval permitting such issuance in accordance with the applicable rules of the Nasdaq Stock Market. Accordingly, the number of shares deemed to be beneficially owned pursuant to the Warrant is currently 237,537 shares.

Item 4.	PURPOSE OF TRANSACTION

See Item 3 above.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock or other securities and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Issuer and third parties with regard to their investments in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

As noted above, these amounts do not include 100,000 shares of the Issuer’s common stock that could be issued to Advisors at any time the last sales price of the Issuer’s common stock equals or exceeds $10.00 per share for any 20 trading days within any 30-trading day period.

As noted above, the Warrant issued to Advisors is immediately exercisable to purchase up to 1,500,000 shares of the Issuer’s common stock at $15.00 per share. Under the terms of the Warrant, the Issuer will not issue any shares of Common Stock issuable upon exercise of the Warrant (the “Warrant Shares”) to the extent that after giving effect to such issuance of Warrant Shares any holder of the Warrant, together with its affiliates, beneficially own or control the right to vote in excess of 19.9% of the Issuer’s total shares of Common Stock outstanding after giving effect to such issuance, unless and until the Issuer obtains stockholder approval permitting such issuance in accordance with the applicable rules of the Nasdaq Stock Market. Accordingly, the number of shares deemed to be beneficially owned pursuant to the Warrant is currently 237,537 shares.

(a) By virtue of its control relationship, KFSI may be deemed the beneficial owner of 1,312,537 shares of Common Stock representing approximately 19.9% of the outstanding shares of the Issuer’s Common Stock.

Advisors may be deemed the beneficial owner of 237,537 shares of Common Stock representing approximately 3.6% of the outstanding shares of the Issuer’s Common Stock.

MCC may be deemed the beneficial owner of 75,000 shares of Common Stock representing approximately 1.2% of the outstanding shares of the Issuer’s Common Stock.

KAI may be deemed the beneficial owner of 1,000,000 shares of Common Stock representing approximately 15.7% of the outstanding shares of the Issuer’s Common Stock.

The aggregate percentage of the Issuer’s common stock beneficially owned by the Reporting Persons is calculated based upon 6,358,125 shares of common stock outstanding as reported by the Issuer in its Form 10-Q for the period ended September 30, 2014 as adjusted to reflect the exercise of 237,537 Warrant Shares in the case of the beneficial owner thereof.

(b) By virtue of its control relationship, KFSI shares the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 1,312,537 shares of common stock beneficially owned by Advisors, MCC and KAI.

Advisors shares the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 237,537 shares of Common Stock it holds.

MCC shares the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 75,000 shares of Common Stock it holds.

KAI shares the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 1,000,000 shares of Common Stock it holds.

(c) Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the agreements described in the Exhibit hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS
Exhibit	Description
1	Agreement to Buyout and Release dated February 24, 2015 between Advisors and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 27, 2015).
2	Performance Shares Grant Agreement, dated February 24, 2015 between Advisors and the Issuer (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 27, 2015).
3	Warrant to Purchase Shares of Common Stock (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on February 27, 2015).
4	Joint Filing Agreement, dated March 6, 2015.
5	Power of Attorney (incorporated by reference to Exhibit 24 to Form 3 filed by KFSI on March 31, 2014.

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 6, 2015

KINGSWAY FINANCIAL SERVICES INC.

By: /s/ Larry G. Swets, Jr.*

Name: Larry G. Swets, Jr.

Its: President

1347 ADVISORS LLC

By: /s/ William A. Hickey, Jr.

Name: William A. Hickey, Jr.

Its: Managing Director

MENDAKOTA CASUALTY COMPANY

By: /s/ William A. Hickey, Jr.

Name: William A. Hickey, Jr.

Its: President

KINGSWAY AMERICA INC.

By: /s/ Larry G. Swets, Jr.*

Name: Larry G. Swets, Jr.

Its: President

* By: /s/ Beverly Schafman Name: Beverly Schafman Attorney-in-Fact

Schedule A

Directors and Officers of
Certain Reporting Persons

Kingsway Financial Services Inc.

The following sets forth the name, position and principal occupation of each director and executive officer of KFSI. Each such person is a citizen of the United States of America or Canada (as indicated by an *). The business address of each director and executive officer is 150 Pierce Road, 6th Floor, Itasca, IL 60143.

Name	Position and Principal Occupation
Larry G. Swets, Jr.	President, Chief Executive Officer and Director; executive
William A. Hickey, Jr.	Executive Vice President, Chief Operating Officer and Chief Financial Officer; executive
Hassan Raza Baqar	Vice President
Terence Kavanagh*	Chairman of the Board and Director; investment manager
Gregory Hannon*	Director; investment manager
Gary Schaevitz	Director; investment manager
Joseph Stilwell	Director; investment manager

1347 Advisors LLC

The following sets forth the name, position and principal occupation of each director and executive officer of Advisors. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 150 Pierce Road, 6th Floor, Itasca, IL 60143.

Name	Position and Principal Occupation
Hassan Raza Baqar	Managing Director; executive
William A. Hickey, Jr.	Managing Director; executive
Larry G. Swets, Jr.	Managing Director; executive

Mendakota Casualty Company f/k/a Universal Casualty Company

The following sets forth the name, position and principal occupation of each director and executive officer of MCC. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 150 Pierce Road, 6th Floor, Itasca, IL 60143.

Name	Position and Principal Occupation
William A. Hickey, Jr.	President and Director; executive
Richard A. Slater, Jr.	Sr. Vice President and Director; executive
Sandra Marie Pappas	Treasurer and Director; accountant
Ann Brooks	Secretary; lawyer
Robert Thomas Rotondo	Vice President and Director; manager
Leeann H. Repta	Director; manager

 Kingsway America Inc.

 The following sets forth the name, position and principal occupation of each director and executive officer of KAI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 150 Pierce Road, 6th Floor, Itasca, IL 60143.

Name	Position and Principal Occupation
Larry G. Swets, Jr.	President and Director; executive
William A. Hickey, Jr.	VP, COO and Director; executive
Ann Brooks	VP and Secretary; lawyer
Hassan Raza Baqar	VP and Treasurer; executive
Leeann H. Repta	VP; manager
Robert P. Hames	VP; executive
Kelly A. Marketti	VP; accountant
Joseph Stilwell	VP; investment manager

 Exhibit 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

DATE: March 6, 2015

KINGSWAY FINANCIAL SERVICES INC.

By: /s/ Larry G. Swets, Jr.*

Name: Larry G. Swets, Jr.

Its: President

1347 ADVISORS LLC

By: /s/ William A. Hickey, Jr.

Name: William A. Hickey, Jr.

Its: Managing Director

MENDAKOTA CASUALTY COMPANY

By: /s/ William A. Hickey, Jr.

Name: William A. Hickey, Jr.

Its: President

KINGSWAY AMERICA INC.

By: /s/ Larry G. Swets, Jr.*

Name: Larry G. Swets, Jr.

Its: President

* By: /s/ Beverly Schafman Name: Beverly Schafman Attorney-in-Fact